

Mail Stop 5546

November 29, 2007

Via Facsimile 81-3-5562-6202 and US Mail

Terunobu Maeda
President and CEO
Mizuho Financial Group, Inc.
5-5, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

> **Re: Mizuho Financial Group, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2007**
> **Filed August 10, 2007**
> **Response Letter Dated October 12, 2007**
> **File No. 001-33098**

Dear Mr. Maeda:

　　We have limited our review of the above filing to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filing. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, unless otherwise directed, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the statement in your transmittal letter dated October 12, 2007, that you request confidential treatment of the shaded portions of Annex A to the Response Letter "in order for the Company to comply with relevant Japanese laws." Please describe and discuss for us

Terunobu Maeda
Mizuho Financial Group, Inc.
Page 2

the provision(s) of Japanese law to which you refer, including the reasons you believe those provisions make it appropriate for the referenced information to be treated confidentially.

2. We note your response to prior comment one and the reference to trade financing and interbank transactions that you engage in "from time to time" in Cuba, North Korea, Sudan and Syria. Please expand your response to discuss the materiality to you of these business activities, in light of the countries' status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders. Please describe the extent to which the governments of Cuba, North Korea, Sudan or Syria or entities controlled by them are intermediaries or receive financing in connection with your operations associated with these countries.

3. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, North Korea, Syria and Sudan. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Todd Schiffman
        Assistant Director
        Division of Corporation Finance

        David Sneider
        Simpson Thacher & Bartlett LLP
        Fax 81-3-5562-6202